Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2009

Craig A. Wheeler
President and Chief Executive Officer
Momenta Pharmaceuticals, Inc.
675 West Kendall Street
Cambridge, MA 02142

**Re: Momenta Pharmaceuticals, Inc
          Form 10-K for Fiscal Year Ended December 31, 2007
          File No. 0-50797**

Dear Mr. Wheeler:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief